Exhibit 99.1

ASX ANNOUNCEMENT 21 AUGUST 2025

RADIOPHARM TO HOST KEY OPINION LEADER WEBINAR SERIES

Sydney, Australia – 21 August 2025 – Radiopharm Theranostics (ASX: RAD, “Radiopharm” or the “Company”), a developer of a world-class platform of radiopharmaceutical products for both diagnostic and therapeutic uses, is pleased to advise that it is hosting a webinar series with key opinion leaders to discuss the use of radiopharmaceutical therapies in oncology and for the treatment of prostate cancer.

WEBINAR DETAILS

10:30am AEST – Wednesday 27 August 2025

Click here to register

TIME	TOPICS	SPEAKERS
10.30 am	Introduction	Dr Dimitris Voliotis (RAD CMO)
10.35 am	Prostate cancer treatment environment and unmet medical needs	Dr Oliver Sartor
10.50 am	A novel therapeutic strategy targeting B7H3, an immune checkpoint protein highly expressed in prostate cancer	Dr David Piwnica-Worms
11.05-11.20 am	Q&A	Dr Dimitris Voliotis (RAD CMO)

10:30am AEST – Tuesday 2 September 2025

Click here to register

TIME	TOPICS	SPEAKERS
10.30 am	Introduction and recap webinar #1	Dr Dimitris Voliotis (RAD CMO)
10:40 am	KLK3 as a therapeutic target in prostate cancer	Dr Hans David Ulmert
10.55 am	Q&A	Dr Dimitris Voliotis (RAD CMO)
11.10 am	Closing remarks	Riccardo Canevari (RAD CEO)

RV01 is the Company’s B7-H3-targeted radiopharmaceutical therapy designed with strong affinity for the 4Ig isoform of B7H3 that is highly expressed in tumours and not in healthy tissues, which is being developed in partnership with MD Anderson Cancer Center. The B7-H3 targeting monoclonal antibody (mAb) is designed to target various solid tumours that express the B7-H3 protein. High expression of this target is associated with a poor prognosis in many cancer types.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 21 AUGUST 2025

KLK3 is highly expressed exclusively in prostate tissue, where it is regulated by the androgen receptor, the primary driver of prostate adenocarcinoma. RAD 402 targets the catalytically active form of KLK3, which is abundant in the prostate with minimal to no expression in other tissues. Compared to 177Lu, 161Tb emits additional Auger and conversion electrons alongside its β-radiation, which can lead to potentially improved antitumoral therapeutic efficacy. 161Tb-RAD 402 is the first company-sponsored Phase I trial in prostate cancer using 161Tb.

BIOGRAPHIES

Dr Oliver Sartor

Oliver Sartor is a renowned American oncologist and research scientist specializing in prostate cancer. He received his M.D. from Tulane University School of Medicine in 1982. He has held numerous prestigious positions throughout his career, including at the National Cancer Institute, LSU Health Sciences Center, and Tulane University. Most recently, he was the Director of Radiopharmaceutical Trials at the Mayo Clinic in Rochester, Minnesota, but he has since moved to East Jefferson General Hospital where he is the Director of the Transformational Prostate Cancer Research Center.

Dr. Sartor is internationally recognized for his work in advancing prostate cancer research and treatment, particularly in the field of radiopharmaceutical therapies. He has authored over 500 peer-reviewed articles and has been a lead or co-lead on multiple clinical trials that have resulted in FDA drug approvals for prostate cancer treatments. In 2023, he was named an Honorary Member of the American Society for Radiation Oncology (ASTRO) for his contributions to the development of new prostate cancer therapies.

Dr David R. Piwnica-Worms

A board-certified radiologist and biochemist who is the Chair and Professor in the Department of Cancer Systems Imaging at MD Anderson Cancer Center. He is also the Deputy Head of the Division of Diagnostic Imaging. He received both his M.D. and Ph.D. from Duke University. His research involves developing and using non-invasive imaging technologies, such as PET, fluorescence, and bioluminescence, to understand biological processes in living systems.

Dr Hans David Ulmert

Dr. H. David Ulmert is a researcher and academic, currently an Associate Professor in Residence in the Department of Molecular and Medical Pharmacology at the David Geffen School of Medicine at UCLA. He is also the Director of the UCLA Preclinical Theranostics Program and a member of the UCLA Health Jonsson Comprehensive Cancer Center.

His research focuses on developing novel targeted therapies and molecular imaging strategies for cancer. He has a particular interest in prostate cancer, studying risk factors and biomarkers. His work involves using radiolabeled antibodies to target specific proteins in cancer cells, like human kallikreins (KLK2 and KLK3), for image-guided diagnosis and therapy. He has also been awarded a grant to advance a targeted therapy for osteosarcoma, a form of bone cancer.

Prior to his current roles, Dr. Ulmert was affiliated with institutions such as Memorial Sloan Kettering Cancer Center and Lund University, where he received his M.D. in 2006 and Ph.D. in 2007.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 21 AUGUST 2025

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm is listed on ASX (RAD) and on NASDAQ (RADX). The company has a pipeline of distinct and highly differentiated platform technologies spanning peptides, small molecules and monoclonal antibodies for use in cancer. The clinical program includes one Phase 2 and three Phase 1 trials in a variety of solid tumor cancers including lung, breast, and brain metastases. Learn more at radiopharmtheranostics.com.

Authorised on behalf of the Radiopharm Theranostics Board of Directors by Executive Chairman Paul Hopper.

For more information:

Investors:
Riccardo Canevari
CEO & Managing Director
P: +1 862 309 0293
E: rc@radiopharmtheranostics.com

Anne Marie Fields
Precision AQ
(Formerly Stern IR)
E: annemarie.fields@precisionaq.com

Media:
Matt Wright
NWR Communications
P: +61 451 896 420
E: matt@nwrcommunications.com.au

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/
Twitter – https://twitter.com/TeamRadiopharm
Linked In – https://www.linkedin.com/company/radiopharm-theranostics/
InvestorHub – https://investorhub.radiopharmtheranostics.com/

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

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